[Letterhead of Ballard Spahr Andrews & Ingersoll, LLP]




                                                       June 11, 1998

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re: Form Type N-14 for PBHG Advisor Funds
              Accession No. 950115-98-001125
              -------------------------------------

Dear Sir/Madam:

     We respectfully request that the Form N-14 Registration Statement for PBHG Funds, Inc., Accession No. 950115-98-001125, as filed on June 10, 1998, be withdrawn.

Yours truly,

/s/ Jennifer H. Loud

Jennifer H. Loud